February 21, 2017

Ms. Melissa Raminpour

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549-3561

Re:	The Greenbrier Companies, Inc.

Form 10-K for the Fiscal Year Ended August 31, 2016

Filed October 25, 2016

Form 8-K furnished January 6, 2017

File No. 001-13146

Dear Ms. Raminpour:

We are responding to the comments set forth in your letter on February 7, 2017. For ease of reference, we have repeated the SEC Staff’s comment in bold text preceding our response.

Form 10-K for the Fiscal Year Ended August 31, 2016

Financial Statements

Notes to Consolidated Financial Statements

Note 8 – Goodwill, page 64

1.	We note that your goodwill balance of $43 million relates solely to your Wheels and Parts segments. We further note from note 19 that both the revenues and earnings from the Wheels and Parts segment has declined in each of the last two fiscal years. Additionally, in your 4th Quarter 2016 earnings call you indicated that you continue to see headwinds in this business segment due to ongoing decreases in railcar traffic. In this regard, please tell us whether you were at risk of failing step one of the impairment test at August 31, 2016. If so, please consider disclosing the percentage by which fair value exceeded its carrying value as of the most recent test within MD&A.

During the third quarter of 2016 we performed our annual goodwill impairment assessment, which is our normal timing and consistent with prior periods. We passed step one of the impairment test and concluded that goodwill was not

Ms. Melissa Raminpour

Securities and Exchange Commission

February 21, 2017

impaired. During the fourth quarter of 2016 we performed an evaluation pursuant to ASC 350-20-35-30 to determine whether an interim goodwill test should be performed as of August 31, 2016. We determined that no events occurred or circumstances changed that would more likely than not reduce the fair value of the reporting unit below its carrying amount and therefore an interim goodwill test was not required. This assessment included consideration of the decline in revenue and earnings from the Wheels & Parts segment as well as the headwinds referenced in our fourth quarter 2016 earnings call. Based on this assessment we determined that we were not at risk of failing step one of the impairment test as of August 31, 2016.

Form 8-K furnished on January 6, 2017

2.	We note your disclosure in your earnings release furnished on Form 8-K, that Adjusted EBITDA is a performance measurement tool commonly used by rail supply companies and Greenbrier. Please revise to disclose the specific reasons why you believe that the presentation of Adjusted EBITDA provides useful information to investors regarding your financial condition and results of operations. Please see guidance in Rule 10(e)(1)(i) of Regulation S-K.

In future filings, we will revise our disclosure in our earnings release to disclose the specific reasons why Adjusted EBITDA provides useful information to investors regarding our financial condition and results of operations. The following is our revised disclosure and illustrative of the disclosure we will incorporate into future filings. For ease of reference, the revised portions of the disclosure have been underlined below.

“Adjusted EBITDA is not a financial measure under generally accepted accounting principles (GAAP). We define Adjusted EBITDA as Net earnings before Interest and foreign exchange, Income tax expense, Depreciation and amortization. Adjusted EBITDA is a performance measurement tool commonly used by rail supply companies and Greenbrier. We believe the presentation of Adjusted EBITDA provides useful information as it excludes the impact of financing, foreign exchange, income taxes and the accounting effects of capital spending. These items may vary for different companies for reasons unrelated to the overall operating performance of a company’s core business. We believe Adjusted EBITDA assists investors in understanding our underlying core operating performance and improves the period to period comparability. You should not consider Adjusted EBITDA in isolation or as a substitute for other financial statement data determined in accordance with GAAP. In addition, because Adjusted EBITDA is not a measure of financial performance under GAAP and is susceptible to varying calculations, this measure presented may

Ms. Melissa Raminpour

Securities and Exchange Commission

February 21, 2017

differ from and may not be comparable to similarly titled measures used by other companies.”

As requested in your letter, we hereby acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility. We acknowledge that neither your comments, nor our changes in response to your comments, foreclose the Securities and Exchange Commission from taking any action with respect to our filings. We agree that your comments may not be asserted as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We hope that this letter is fully responsive to your comments. If you have any further questions or comments or would like additional clarification, please contact me at (503) 598-3883.

Sincerely,

/s/ Lorie L. Tekorius

Lorie L. Tekorius

Senior Vice President

Chief Financial Officer

cc:	Adrian Downes, Chief Accounting Officer

Sherrill Corbett, Tonkon Torp

Sean Monahan, KPMG